Exhibit 99.1

PRESS RELEASE	FOR IMMEDIATE RELEASE

QCR Holdings, Inc. Announces Acquisition of
Guaranty Federal Bancshares, Inc.

Moline, IL, Springfield, MO, Nov. 9, 2021 -- QCR Holdings, Inc. (NASDAQ: QCRH) (“QCR Holdings”) and Guaranty Federal Bancshares, Inc. (NASDAQ: GFED) (“Guaranty”) jointly announced today the signing of a definitive agreement whereby QCR Holdings will acquire Guaranty and merge Guaranty Bank, the banking subsidiary of Guaranty into Springfield First Community Bank (“SFC Bank”), QCR Holdings’ Springfield-based charter. The combined bank will operate under the Guaranty Bank name in all Springfield and southwest Missouri markets.

“Springfield and neighboring southwest Missouri markets make up a vibrant region where strong relationships with our clients matter. Guaranty Bank strongly aligns with our culture and our dedication to client service,” said Larry Helling, QCR Holdings Chief Executive Officer. “Enhancing our market share in this region supports our strategic goals and enables us to extend our high-performing and profitable niche business lines benefiting clients and shareholders alike.”

Established in 1913, Guaranty Bank currently has 16 banking locations in Springfield, Joplin, Carthage, Ozark, Nixa and Neosho, Missouri, which will expand and complement QCR Holdings’ presence in and commitment to the region. Guaranty reported approximately $1.2 billion in assets and $1.0 billion in deposits as of September 30, 2021.

As of September 30, 2021, the combined bank would have approximately $2.0 billion in total assets, $1.5 billion in total loans and $1.6 billion in total deposits. In addition, the combined bank would rank #4 in deposit market share in the Springfield market as of June 30, 2021. Consolidated pro forma total assets as of September 30, 2021 would be $7.2 billion, while consolidated pro forma loans and deposits would be $5.4 billion and $5.9 billion, respectively.

“Our M&A strategy has always been about finding the right partners in the right markets that share our core values and business strategy,” said Todd A. Gipple, President, Chief Operating Officer and Chief Financial Officer of QCR Holdings. “The blending of talent and expertise from both SFC Bank and Guaranty Bank, and the increased product and service capabilities of the combined bank, will result in continued strong growth in Springfield and surrounding communities. We are very excited about the opportunities this merger provides.”

Upon completion of the merger, SFC Bank President and CEO Monte McNew will serve as CEO of the combined bank, while Guaranty Bank President and CEO Shaun Burke will serve as President.

“We are delighted to be joining forces with Guaranty Bank to serve our clients and our communities,” McNew said. “This partnership positions us to become the preeminent bank in this market. We look forward to demonstrating the value of this merger to all of our stakeholders by showing how we’re better together.”

“Guaranty Bank has been proud to serve our communities for more than a century,” Burke said. “Joining the QCR Holdings family and the team at SFC Bank is an exciting opportunity for us to expand our product and service offerings while continuing our track record of delivering exceptional client service.”

Merger Highlights:

•	Increased Market Share
Combined market share at #4 with $1.4 billion in deposits, based on data as of June 30, 2021, and the opportunity for continued growth. Retaining local charter autonomy will create the second largest locally-managed bank in the community.

•	Accelerated Growth Opportunities
Expansion of QCR Holdings’ niche products and services to new clients provides an exceptional opportunity in the attractive Springfield market. The merger will create important scale and capabilities of a much larger organization.

•	Attractive Economics
Strong QCR Holdings’ EPS accretion of approximately 13% expected in the first full year, 2.75 year tangible book value per share earnback period and accretive to an already strong ROAA.

Terms of the Transaction

Under the terms of the merger agreement, which has been unanimously approved by the boards of directors of both companies, stockholders of Guaranty will have the right to receive for each share of Guaranty common stock owned, at the election of each stockholder, and subject to proration, (i) $30.50 in cash, (ii) 0.58775 shares of QCR Holdings common stock, or (iii) mixed consideration of $6.10 in cash and 0.4702 shares of QCR Holdings common stock, with total consideration to consist of approximately 80% stock and 20% cash. Based upon the $59.99 closing price of QCR Holdings common stock as of November 5, 2021, the transaction is valued at approximately $151.6 million. The transaction is subject to regulatory approvals, approval by Guaranty’s stockholders and certain customary closing conditions. The transaction is expected to close in the first or second quarter of 2022.

Excluding one-time merger-related expenses, QCR Holdings expects the transaction to be approximately 13% accretive to earnings per share in 2023, the first full year of combined operations. QCR Holdings also expects to incur tangible book value per share dilution of approximately 5% upon closing of the transaction, with a tangible book value per share dilution earn back period of approximately 2.75 years.

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Advisors

Piper Sandler & Co. served as financial advisor and provided a fairness opinion to QCR Holdings and Barack Ferrazzano Kirschbaum & Nagelberg LLP served as legal counsel.

Keefe, Bruyette & Woods, Inc. served as financial advisor and provided a fairness opinion to Guaranty Bancshares and Sidley Austin, LLP served as legal counsel.

Conference Call

QCR Holdings will host a conference call to discuss this transaction on November 9 at 10 a.m. central time. Dial-in information for the call is toll-free 1-888-346-9286. Participants should request to join the QCR Holdings, Inc. call. The event will be archived and available for digital replay through November 16. The replay access information is toll-free 1-877-344-7529 (international 1-412-317-0088); access code 10161548. A webcast of the teleconference can be accessed at QCR Holdings’ News and Events page at http://www.qcrh.com. An archived version of the webcast will be available at the same location shortly after the live event has ended. Participants should visit QCR Holdings’ website or call into the conference line set forth above at least 10 minutes prior to the scheduled start of the call.

About QCR Holdings, Inc.

QCR Holdings, Inc., headquartered in Moline, Illinois, is a relationship-driven, multi-bank holding company serving the Quad Cities, Cedar Rapids, Cedar Valley, Des Moines/Ankeny and Springfield communities through its wholly-owned subsidiary banks. The banks provide full-service commercial and consumer banking and trust and wealth management services. Quad City Bank & Trust Company, based in Bettendorf, Iowa, commenced operations in 1994, Cedar Rapids Bank & Trust Company, based in Cedar Rapids, Iowa, began operations in 2001, Community State Bank, based in Ankeny, Iowa, was acquired by QCR Holdings in 2016, and Springfield First Community Bank, based in Springfield, Missouri, was acquired by QCR Holdings in 2018. Additionally, QCR Holdings serves the Waterloo/Cedar Falls, Iowa community through Community Bank & Trust, a division of Cedar Rapids Bank & Trust Company. Quad City Bank & Trust Company offers equipment loans and leases to businesses through its wholly-owned subsidiary, m2 Equipment Finance, LLC, based in Milwaukee, Wisconsin, and also provides correspondent banking services. QCR Holdings has 24 locations in Iowa, Missouri, Wisconsin and Illinois. As of September 30, 2021, QCR Holdings had approximately $6.0 billion in assets, $4.6 billion in loans and $4.9 billion in deposits. For additional information, please visit QCR Holdings’ website at www.qcrh.com.

About Guaranty Federal Bancshares, Inc.

Guaranty Federal Bancshares, Inc. (NASDAQ: GFED) has a subsidiary corporation offering full banking services. The principal subsidiary, Guaranty Bank, is headquartered in Springfield, Missouri, and has 16 full-service branches in Greene, Christian, Jasper and Newton Counties and a Loan Production Office in Webster County. Guaranty Bank is a member of the MoneyPass ATM network which provides its customers surcharge-free access to over 37,000 ATMs nationwide. For more information, visit the Guaranty Bank website www.gbankmo.com.

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Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of QCR Holdings and Guaranty Federal Bancshares. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of QCR Holdings’ and Guaranty’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither QCR Holdings nor Guaranty Federal Bancshares undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of QCR Holdings and Guaranty to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between QCR Holdings and Guaranty will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Guaranty, QCR Holdings and their respective bank subsidiaries will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required stockholder approval or litigation related to the proposed transaction; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results and potential litigation related to the transaction; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national and international economies; (ix) changes in state and federal laws, regulations and governmental policies concerning QCR Holdings’ and Guaranty’s general businesses; (x) changes in interest rates and prepayment rates of QCR Holdings’ and Guaranty’s assets (including the impact of LIBOR phase-out); (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) diversion of management’s attention from ongoing business operations and opportunities due to the proposed merger; (xvi) unexpected outcomes of existing or new litigation involving QCR Holdings or Guaranty; (xvii) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the COVID-19 pandemic in the United States), acts of war or threats thereof and other adverse external events that could cause economic deterioration or instability in credit markets, and the response of the local, state and national governments to any such adverse events; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning QCR Holdings, Guaranty and their businesses, including additional factors that could materially affect QCR Holdings' and Guaranty’s financial results, are included in QCR Holdings' and Guaranty filings with the Securities and Exchange Commission (the "SEC").

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Additional Information

QCR Holdings will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Guaranty that also constitutes a prospectus of QCR Holdings, which will be sent to the stockholders of Guaranty. Guaranty’s stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about QCR Holdings, Guaranty and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by QCR Holdings and Guaranty can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing QCR Holdings’ website at www.qcrh.com under the tab “Investors Relations” and then under “SEC Filings or by accessing Guaranty’s website at investors.gbankmo.com under the tab "Investor Menu" and then under "SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from QCR Holdings upon written request to QCR Holdings, Inc., Attention: Corporate Secretary, 3551 7th Street, Moline, Illinois 61265 or by calling (319) 743-7006, or from Guaranty, upon written request to Guaranty Federal Bancshares, Inc., Attention: Ms. Vicki Lindsay, Corporate Secretary, 2144 S. Republic Road, Suite F200, Springfield, Missouri 65804.

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in this Transaction

QCR Holdings, Guaranty and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found, respectively, in the definitive proxy statement of QCR Holdings relating to its 2021 Annual Meeting of Stockholders filed with the SEC on April 8, 2021 and the definitive proxy statement of Guaranty relating to its 2021 Annual Meeting of Stockholders filed with the SEC on April 12, 2021. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Contacts:

Todd Gipple President Chief Operating Officer Chief Financial Officer (309) 743.7745 tgipple@qcrh.com	Kim Garrett Vice President Corporate Communications Investor Relations Manager (319) 743.7006 kgarrett@qcrh.com	Shaun Burke President and CEO Guaranty Bank (417) 520.0232 sburke@gbankmo.com

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